UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Parker-Hannifin Corporation
(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	1-4982 (Commission File Number)	34-0451060 (I.R.S. Employer Identification No.)

6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
(Address of principal executive offices) (Zip Code)
Joseph R. Leonti
Vice President, General Counsel and Secretary
216.896.2887
(Name and telephone number, including area code, of person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2021.

Exhibit 1.01
Section 1Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report.
Conflict Minerals Disclosure
Parker-Hannifin Corporation (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2021 to December 31, 2021 (the “Reporting Period”).
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).
The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s RCOI regarding the Subject Minerals, as well as its additional due diligence regarding the sources of such Subject Minerals, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available at www.parker.com/sustainability. The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.
Item 1.02    Exhibit.
As specified in Section 3 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Section 3    Exhibits
Item 3.01    Exhibits.
The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01 Conflict Minerals Report of Parker-Hannifin Corporation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
PARKER-HANNIFIN CORPORATION

By:	/s/ Thomas Gentile	May 19, 2022
	Thomas Gentile Vice President-Global Supply Chain	(Date)

Exhibit 1.01
Parker-Hannifin Corporation Conflict Minerals Report
For the reporting period from January 1, 2021 to December 31, 2021
This Conflict Minerals Report (this “Report”) of Parker-Hannifin Corporation (including its consolidated subsidiaries, the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2021 to December 31, 2021 (the “Reporting Period”).
Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release and, as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended June 30, 2021 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold, and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).
The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). For the Reporting Period, the Company reasonably determined that the following product groups contain conflict minerals:

Motion Systems:    electronic displays; electronic I/O controllers; integrated hydraulic circuits; power units; and motors, drives, controllers & electric actuators.
Fluid Connectors:    diagnostic equipment.
Instrumentation:    analytical instruments & sample conditioning systems; electronic controllers; and high purity gas delivery fittings, valves, regulators & digital flow controllers.
Filtration:    analytical gas generators; nitrogen & hydrogen generators; and water desalination and purification filters & systems.
Engineered Materials:    metal & plastic retained composite seals.
Aerospace:    control systems & actuation products; power conditioning & management systems; and thermal management.
As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in the products described above during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/ or whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s RCOI regarding the Subject Minerals, as well as the Company’s additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.parker.com. The content on, or accessible through, any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

Exhibit 1.01

1.RCOI and Due Diligence Process.
The Company has conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. The Company also exercised due diligence on the source of the Subject Minerals. The Company’s due diligence measures have been designed to follow the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).

RCOI

The Company’s global supply chain is complex. The Company does not purchase conflict minerals directly from mines, smelters or refiners; there are many third parties in the supply chain between the Company and the original sources of conflict minerals. In the course of its business operations, the Company may purchase materials and components containing conflict minerals, and those materials and components may, in turn, be included in the Company’s products. As a result, the Company necessarily relies on its direct material suppliers to provide information regarding the origin of any conflict minerals that are included in its products. In accordance with the OECD Guidelines and related guidance provided by the SEC, the Company works with its direct material suppliers to identify, where possible, the smelters and/or refiners and countries of origin of the Subject Minerals.

During the Reporting Period, the Company continued to identify direct material suppliers that it believed could potentially provide materials or components containing Subject Minerals (collectively, the “Covered Suppliers”). During the Reporting Period, the Company continued to gather information in response to questions regarding conflict minerals in its existing web based supplier portal, which the Company refers to as “PHconnect,” regarding whether each such Covered Supplier was supplying materials or components to the Company that contained Subject Minerals and, if so, to determine the source of such Subject Minerals. PHconnect requires suppliers to, among other matters, confirm the source of any conflict minerals contained in materials or components supplied to the Company and to provide annual updates regarding such responses.

Given the size and complexity of the Company’s global supply chain, the Company continued to focus on its largest suppliers, ranked by the amount the Company spends with each such supplier, and suppliers that had the highest probability of supplying the Company with materials or components containing Subject Minerals (e.g., electronics). Using a risk-based approach, the Company evaluated responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which materials or components were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals. The Company engaged certain Covered Suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that the Company’s inquiries regarding conflict minerals were understood and complied with by Covered Suppliers.

For the Reporting Period, the Company obtained representations from suppliers representing approximately 65% of its total direct material spend during the Reporting Period. Such representations included, from certain Covered Suppliers, the Responsible Minerals Initiative (“RMI”) (formerly known as the Conflict-Free Sourcing Initiative) Conflict Minerals Reporting Template indicating the facility at which the Subject Minerals were processed. Based on the information obtained pursuant to the RCOI process described above, the Company does not have sufficient information with respect to the Reporting Period to determine the country of origin of all of the Subject Minerals. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

Due Diligence

The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:

Establish Strong Company Management Systems

Internal Team to Support Supply Chain Due Diligence.

The Company maintained an internal team to manage conflict minerals engagement with its suppliers. During the Reporting Period, the Company held meetings with senior members of the Company’s supply chain management department and environmental/health/safety department to educate the Company’s procurement, sales and compliance personnel on the SEC’s rules regarding conflict minerals and to ensure the Company’s conflict minerals programs continue to be effective. This center-

Exhibit 1.01

led team of subject matter experts is responsible for working with the Company’s employees to provide training and guidance, implement reporting systems and facilitate communication between departments with respect to compliance with the SEC’s reporting requirements regarding conflict minerals.

Internal Measures Taken to Strengthen Engagement with Suppliers.

The Company’s conflict minerals reporting compliance measures are managed at the division level where the supplier relationship exists. Each division is responsible for managing the conflict minerals, if any, provided by its supply base and for identifying, where possible, the supplier of such conflict minerals in the Company’s materials or components. Using PHconnect, the Company engaged suppliers of conflict minerals, communicated its reporting obligations with respect to conflict minerals and followed up with such suppliers to ensure ongoing compliance. During the Reporting Period, the Company also: (i) continued to educate key employees regarding conflict minerals; (ii) continued to respond to questions from the Company’s supplier base regarding conflict minerals; and (iii) maintained its internal training for responses to questions from the Company’s customers regarding conflict minerals.

Identify and Assess Risks in the Supply Chain

As discussed above, the Company continued to assess its supply chain risks and work with its suppliers in developing greater supply chain transparency.

Terms and Conditions and Supplier Code of Conduct

The Company continued its commitment to the responsible sourcing of conflict minerals though the use of terms and conditions in its supply agreements and purchase orders, whether renewed agreements or new agreements. These terms and conditions required, among other matters, that no materials or components supplied under such contract may contain any conflict minerals that directly or indirectly finance any armed group that has been identified as a perpetrator of human rights abuses.
Furthermore, the Company maintained its supplier code of conduct which prohibits suppliers from supplying the Company with any mineral that directly or indirectly finances any armed group that has been identified as a perpetrator of human rights abuses, including without limitation those defined as conflict minerals in the rules issued under Section 13(p) of the Securities Exchange Act of 1934. This supplier code of conduct is accessed by suppliers through PHconnect.

Design and Implement a Strategy to Respond to Identified Risks

The Company is committed to maintaining high standards of corporate responsibility through its compliance with Form SD. As required by Form SD, the Company is reporting the findings of its RCOI and additional due diligence measures through the preparation of this Report. The Company’s internal team that managed conflict minerals engagement with the Company’s suppliers also worked to address any significant due diligence findings as they arose. For example, as noted above, the Company conducted additional due diligence for certain Covered Suppliers who provided inadequate or incomplete initial responses to the Company’s RCOI. The Company used PHconnect to monitor the use of conflict minerals in its supply chain. Data from PHconnect is used at the corporate, group and division levels to oversee the Company’s supplier base and to provide key metrics to decision makers to assist with the Company’s conflict minerals reporting compliance and to provide meaningful comparisons regarding supply chain transparency across the Company.

Carry Out Independent Third-Party Audit of Smelter’s / Refiner's Due Diligence Practices

Where possible, the Company has relied on third party assurances and certifications. For example, the Company accepted as reliable any smelter that is compliant with the RMI’s Responsible Minerals Assurance Process assessment protocols. To the extent that other audited supplier certifications are provided to the Company, the Company may consider reliance on a case-by- case basis.

Report Annually on Supply Chain Due Diligence

The Report is publicly available at www.parker.com and meets the OECD recommendation to report annually on supply chain due diligence.

Exhibit 1.01

2.Diligence Results.

Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of the Subject Minerals. Through PHconnect, the Company maintains the capacity for Covered Suppliers to identify the facilities/smelters that may have been used to produce its products. For the Reporting Period, the Company identified over 360 facilities/smelters, as reported by the Covered Suppliers, as potential sources of Subject Minerals. The thirty facilities/smelters identified based on largest supplier spend as a potential source of Subject Minerals for the Covered Suppliers are included in Annex A hereto for reference. Although the Company received responses from certain Covered Suppliers in connection with its RCOI that listed smelter or refiner names, such Covered Suppliers are unable to accurately report which specific smelters were part of the supply chain for the Subject Minerals. For example, the majority of Covered Suppliers reported their sourcing results on a company-wide basis, rather than on a product-specific basis or were unable to determine the facility/smelter and/or country of origin for the Subject Minerals. A Covered Supplier’s failure to identify a specific facility/smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company and, therefore, the Company is unable to report any known facilities/smelters and/or countries of origin for the Subject Minerals at this time. The Company continues to implement and refine its conflict minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers.
3.Additional Due Diligence and Risk Mitigation.
Within the Company’s supplier relationships, the Company seeks to manage its sourcing processes ethically, and to hold the Company and its suppliers to high standards of behavior. This means that the Company is committed to working with its suppliers to encourage responsible practices throughout the supply network. The Company expects to continue to improve its RCOI process and due diligence measures, including, but not limited to:
•assessing the presence of conflict minerals in its supply chain;
•clearly communicating expectations with regard to transparency of supplier sourcing of conflict minerals;
•increasing the response rate for RCOI process;
•continuing to monitor and track the Company’s performance of risk mitigation and response rate for RCOI process; and
•continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as RMI’s Responsible Minerals Assurance Process assessment protocols.

Exhibit 1.01

ANNEX A
Smelter/Refiner Name